ROYAL BANK OF CANADA
Annual Meeting of Common Shareholders
Toronto, Ontario — February 29, 2008
REPORT OF VOTING RESULTS
In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations
1. Election of Directors
On a vote by ballot, each of the following 15 nominees proposed by management was elected as a Director of the Bank:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
W. Geoffrey Beattie	603,256,804	99.64%	2,191,235	0.36%
Douglas T. Elix	600,812,942	99.23%	4,633,192	0.77%
John T. Ferguson	602,878,872	99.58%	2,568,791	0.42%
The Hon. Paule Gauthier	601,460,891	99.34%	3,986,172	0.66%
Timothy J. Hearn	602,066,712	99.44%	3,371,135	0.56%
Alice D. Laberge	603,478,404	99.67%	1,970,844	0.33%
Jacques Lamarre	601,950,102	99.42%	3,489,930	0.58%
Brandt C. Louie	601,960,873	99.43%	3,476,252	0.57%
Michael H. McCain	603,291,677	99.64%	2,156,371	0.36%
Gordon M. Nixon	603,515,895	99.68%	1,932,553	0.32%
David P. O’Brien	602,642,475	99.54%	2,796,927	0.46%
J. Pedro Reinhard	602,301,532	99.48%	3,143,619	0.52%
Edward Sonshine	602,520,046	99.52%	2,927,402	0.48%
Kathleen P. Taylor	601,486,174	99.35%	3,962,444	0.65%
Victor L. Young	603,271,955	99.64%	2,176,093	0.36%
2. Appointment of Auditor
On a vote by ballot, Deloitte & Touche LLP was reappointed as the auditor of the Bank:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
602,973,857	99.59%	2,472,695	0.41%
3. Shareholder Proposal No. 1
On a vote by ballot, Proposal No. 1 — Directors must put shareholders’ interests first, was rejected:

Votes Against	% Votes Against	Votes For	% Votes For
552,314,192	96.51%	19,978,500	3.49%

4.	Shareholder Proposal No. 2
On a vote by ballot, Proposal No. 2 — Re-examine executive compensation for proper disclosure, was rejected:

Votes Against	% Votes Against	Votes For	% Votes For
547,557,135	95.68%	24,721,519	4.32%
5. Shareholder Proposal No. 3
On a vote by ballot, Proposal No. 3 — Shift executive compensation to charitable purposes, was rejected:

Votes Against	% Votes Against	Votes For	% Votes For
562,941,762	98.37%	9,355,191	1.63%
6. Shareholder Proposal No. 4
On a vote by ballot, Proposal No. 4 — Majority voting shall be given full effect, was rejected:

Votes Against	% Votes Against	Votes For	% Votes For
529,159,201	92.48%	43,040,954	7.52%
7. Shareholder Proposal No. 5
On a vote by ballot, Proposal No. 5 — 10% increase in the dividend paid to shareholders who hold their securities for two years or more, was rejected:

Votes Against	% Votes Against	Votes For	% Votes For
563,599,133	98.29%	9,808,336	1.71%
8. Shareholder Proposal No. 6
On a vote by ballot, Proposal No. 6 — Shares would receive voting rights after being held for at least one year, was rejected:

Votes Against	% Votes Against	Votes For	% Votes For
563,935,914	98.35%	9,473,526	1.65%

9.	Shareholder Proposal No. 7
On a vote by ballot, Proposal No. 7 — Compensatory bonuses to employees, was rejected:

	% Votes
Votes Against	Against	Votes For	% Votes For
562,090,488	98.02%	11,329,266	1.98%
10.	Shareholder Proposal No. 8
On a vote by ballot, Proposal No. 8 — Parity between men and women on the Board of Directors, was rejected:

	% Votes
Votes Against	Against	Votes For	% Votes For
532,581,462	92.88%	40,816,361	7.12%
11.	Shareholder Proposal No. 9
On a vote by ballot, Proposal No. 9 — Information on compensation equity, was rejected:

	% Votes
Votes Against	Against	Votes For	% Votes For
535,911,885	93.46%	37,507,720	6.54%
12.	Shareholder Proposal No. 10
On a vote by ballot, Proposal No. 10 — Prior approval by the shareholders of the compensation policy for executive officers, was rejected:

	% Votes
Votes Against	Against	Votes For	% Votes For
540,941,757	94.97%	28,653,574	5.03%
13.	Shareholder Proposal No. 11
On a vote by ballot, Proposal No. 11 — No exercise of options before the end of the officer’s term of office, was rejected:

	% Votes
Votes Against	Against	Votes For	% Votes For
545,448,897	95.12%	27,965,381	4.88%

14.	Motion to amend Shareholder Proposal No. 12 to include other types of investment vehicles, including structured investments and collateralized debt obligations.

	% Votes
Votes Against	Against	Votes For	% Votes For
573,345,533	100.00%	10,280	0.00%
15.	Shareholder Proposal No. 12
On a vote by ballot, Proposal No. 12 — Disclosure of investments in hedge funds and subprime mortgage loans, was rejected:

	% Votes
Votes Against	Against	Votes For	% Votes For
468,604,134	81.72%	104,819,108	18.28%
16.	Shareholder Proposal No. 13
On a vote by ballot, Proposal No. 13 — Shareholder advisory vote on report of the Human Resources Committee, was rejected:

	% Votes
Votes Against	Against	Votes For	% Votes For
331,860,448	57.87%	241,550,103	42.13%